

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2013

<u>Via E-mail</u>
Michael Kang
Liquidating Trustee
ShengdaTech Liquidating Trust
c/o Alvarez & Marsal Holdings, LLC
100 Pine Street, Suite 900
San Francisco, CA 94111

> **Re:** **ShengdaTech Liquidating Trust**
> **Registration Statement on Form 10-12G**
> **Filed April 30, 2013**
> **File No. 000-54945**

Dear Mr. Kang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please consider the updating requirements of Rule 8-08 of Regulation S-X. Prior to your Form 10 going automatically effective 60 days after its initial filing, this should be accomplished by updating your Form 10.

2. We note that on the cover page of the Form 10 you identify the State of Nevada as the jurisdiction of organization of the liquidating trust. Since you have not filed a certificate of formation/organization for the trust, it would appear that the trust is an unincorporated entity. Please advise.

Item 1. Business, page 3

Operations and Management, page 4

3.	At the end of the sixth paragraph, please include a cross-reference to the section of the filing where you discuss the various types of claims.

Specific Duties and Responsibilities, page 4

4.	Refer to the disclosure in the middle of page six. You state, among other things, that a Liquidating Trustee Advisory Board Member may be removed for cause. To the extent possible, please expand your disclosure to define what may constitute "cause."

B. Claims and Equity Interests, page 7

5.	Please supplement your disclosure by including a brief description of the different Classes of Claims and Equity Interests, identifying also the main differences among the various classes.

6.	Refer to your disclosure in the second paragraph. Since the holders of Claims in Classes 4, 5 and 6 may receive Trust Interest solely upon the determination of the Liquidating Trustee (following approval by the Liquidating Trust Advisory Board), please consider revising disclosure stating that the holders of claims in these classes were "entitled" to Trust Interests to reflect instead the discretionary nature of these holders' interests. To the extent known, please disclose the likelihood that the holders of Claims in Classes 4, 5 and 6 may receive any Trust Interests.

Item 6. Executive Compensation, page 10

7.	Please disclose Mr. Kang's hourly rate under the Liquidating Trust Agreement and the hourly rates that A&M individuals are entitled to receive.

8.	Please disclose the amount of compensation that the Trust Advisory Board members are entitled to receive for their participation as members. Please confirm to us that the Trust Advisory Board members' election to forgo any compensation eliminates any current or future obligations you may have to pay such compensation. Otherwise, please disclose these compensation obligations accordingly.

Item 15. Financial Statements and Exhibits, page 14

Exhibits, page 15

9.	It appears that the exhibits to the Order Confirming First Amended Chapter 11 Plan of Reorganization (Exhibit 99.1) are missing. Please file a complete copy of this exhibit with your next amendment.

Signatures

10.   Please ensure that the name of the liquidating trust as the signatory to this registration statement is written in full.

Financial Statements

11. Subsequent Events, page 8

11.   Please disclose the date through which subsequent events have been evaluated. Please also disclose whether that date is the date that the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Ernest Greene, Staff Accountant, at 202-3733 or Nudrat Salik, Staff Accountant, at 202-551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or Era Anagnosti, Staff Attorney, at 202-551-3369 with any other questions.

                                        Sincerely,

                                        /s/ Era Anagnosti

                                        for Pamela Long
                                        Assistant Director

cc: Mark Lee, Via E-mail